LEATHERWOOD WALKER TODD & MANN, P.C.

JOHN E. JOHNSTON, JR.

HARVEY G. SANDERS, JR.

DAVID A. QUATTLEBAUM III

JOSEPH E. MAJOR

DUKE K. MCCALL, JR.

EARLE G. PREVOST

J. RICHARD KELLY

A. MARVIN QUATTLEBAUM

JACK H. TEDARDS, JR.

F. MARION HUGHES

MICHAEL J. GIESE

MARK R. HOLMES

WILLIAM L. DENNIS

NATALMA M. MCKNEW

ROBERT A. DEHOLL

RICHARD L. FEW, JR.

STEVEN E. FARRAR

NANCY HYDER ROBINSON

H. GIBERT SANDERS, III

THOMAS W. EPTING

JAMES L. ROGERS, JR

DAVID E. HODGE

FRANK C. WILLIAMS III

WILLIAM L. PITMAN*

ROBERT D. MOSELEY, JR

JAMES T. HEWITT

KURT M. ROZELSKY

J. TOD HYCHE

LAUREL R.S. BLAIR

JAMILE J. FRANCIS III

JOHN P. RIORDAN

DANIEL C. PATTERSON

SEANN GRAY TZOUVELEKAS

LANGDON CHEVES III

WILLIAM B. SWENT

LAURIN MILFORD MCDONALD

MICHELE FULLER LYERLY

PETER A. RUTLEDGE

PAUL E. HAMMACK

PETER B. BYFORD

CARI V. HICKS

MARY H. WATTERS

J. KURT SCHUMACHER, JR.**

JONATHAN D. HAMMOND

JENNIFER ADAMSON MOORHEAD

ALEXANDRE N. MACCLENAHAN

J. DERHAM COLE, JR.

ERIKA B. NEWSOM

ZANDRA L. JOHNSON

S. BROOKE CHAPMAN

JESSICA L. ANDERSON

P. GRIFFIN BELL

THOMAS M. LARKIN

REBECCA H. ZABEL

ATTORNEYS AT LAW THE LEATHERWOOD PLAZA 300 EAST MCBEE AVENUE, SUITE 500 GREENVILLE, SOUTH CAROLINA 29601 FAX: (864) 240-2477 TELEPHONE: (864) 242-6440 January 13, 2006

Mailing Address:

Post Office Box 87

Greenville, SC 29602-0087

COUNSEL:

JAMES H. WATSON

D.B. LEATHERWOOD

1896-1989

WESLEY M. WALKER

1915-1999

FLETCHER C. MANN

1921-2003

WRITER’S

Direct Dial: 864-240-2494

Direct Fax: 864-240-2479

E-Mail: bpitman@lwtm.com

*	Admitted in the Commonwealth of Virginia only
**	Admitted in the Commonwealth of Massachusetts only

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-10004

Attention: Filing Desk

RE:	Computer Software Innovations, Inc. Form SB-2 Registration Statement (Amendment No. 1)

Ladies and Gentlemen:

On behalf of Computer Software Innovations, Inc., a Delaware corporation (the “Company”), we transmit for filing, pursuant to Rule 101 of Regulation S-T, the first amendment to the Company’s Form SB-2 Registration Statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of 15,364,944 shares, subject to adjustment, of the Company’s common stock, $0.001 par value per share (the “Shares”), which Shares are to be offered and sold from time to time by Barron Partners LP, or the “Selling Stockholder.” The Registration Statement was filed on November 21, 2005.

As a result of a waiver from the Selling Stockholder, which had the effect, among other things, or reducing the maximum number of shares issuable as liquidated damages under our Registration Rights Agreement with the Selling Stockholder, the Company has reduced the number of shares to be registered from 15,518,208 to 15,364,944. This reduction is reflected in the “Calculation of Registration Fee” table. Because the filing fee was calculated based upon the registration of 15,518,208 shares, however, the Company has not modified the “Proposed Maximum Aggregate Offering Price” or the “Amount of Registration Fee.”

January 13, 2006

Below are the Company’s responses to the Commission’s comments to the Registration Statement received on December 21, 2005.

General

SEC Comment No. 1:

Our research indicates that The Emerging Stock Report initiated coverage of the company around October 14, 2005. With a view toward disclosure, please provide us with the following information. Firstly, whether the company, its employees, directors, or selling shareholder has had any contacts with The Emerging Stock Report, including, but not limited to, providing information, or compensation for reports. Secondly, please provide any information regarding The Emerging Stock Reports current or previous holdings of your company. Finally, please provide any releases authored by The Emerging Stock Report relating to your company.

Response No. 1:

We were not aware of any coverage of our company by The Emerging Stock Report. We have not had any contact with The Emerging Stock Report and the selling stockholder has informed us that it has not had any contact with The Emerging Stock Report, and has no records of The Emerging Stock Report in its database. Our transfer agent has informed us that there is no record of The Emerging Stock Report having any current or previous holdings of our company. A search by us turned up only two releases authored by The Emerging Stock Report concerning CSI (see attached), both reporting information contained in Company press releases or Form 8-K disclosures.

SEC Comment 2:

We note that the company is obligated to issue additional shares of preferred stock pursuant to a liquidated damages clause for each day beyond November 30 that the company has not registered the resale of the Barron LP shares. Where appropriate, please revise your disclosures to include the issuance of these shares.

Response 2:

Barron has extended its waiver of our obligation to cause the registration statement to become effective. Currently, we are obligated to cause such a registration statement to become effective by January 31, 2006. Accordingly, we have issued no additional shares of preferred stock as liquidated damages.

January 13, 2006

SEC Comment 3:

We note that the company amendment its’ Form 10QSB/A for the periods ended March 31, 2005 and June 30, 2005. Please ensure that all financial figures, including the presentation of gross margins and related percentages, are appropriately updated in the next version of your registration statement.

Response 3:

The financial figures contained in the initially filed registration statement already reflect the amendments to the Form 10-QSB/A for the periods ended March 31, 2005 and June 30, 2005.

Summary, page 4

SEC Comment 4:

We note your discussion on page 5 that you plan to acquire additional businesses in the near future and have had preliminary discussions with acquisition candidates. In the appropriate sections, please discuss how the company plans to finance any acquisition in the future and add any material risk factors discussing potential risks associated with this course of action.

Response 4:

We have added the requested disclosure in Risk Factor number 20 on page 17 and in “Description of Business—Growth Through Acquisitions” on page 53. Please also note disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Future Capital Needs and Resources” on page 81.

Summary Financial Data, page 7

SEC Comment 5:

Please revise your “Selected Balance Sheet Data” presented on page 7 to include items relevant to your liquidity, including cash and accounts receivable.

January 13, 2006

Response 5:

We have revised our “Selected Balance Sheet Data” on page 7 as requested to include Cash, Accounts Receivable and Total Current Assets.

SEC Comment 6:

We note that your reconciliation of pro forma net income contains two line items related to stock options. Please explain the difference in these items and why they are disclosed separately. Without limiting the generality of the foregoing, please explain in the appropriate sections the origins of these stock options, particularly if any options were given to customers in exchange for business.

Response 6:

Under “Summary Financial Information—Non-GAAP Financial Measures” on page 8, we have expanded the description of the two items. One of the items is the compensation itself and the other is the payroll taxes related to the compensation. We have shown them as two separate items to correspond with our discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Stock Option Compensation” on page 70, which notes that the taxes are classified in “other,” on the income statement.

The stock options referenced in the reconciliation of pro forma net income were granted by CSI – South Carolina to certain non-executive employees pursuant to its stock option plan. The reconciliation sets forth the redemption of a portion of such options immediately prior to, and in contemplation of, the merger in February 2005. Options remaining after the redemption were assumed in the merger by the Company. Such remaining options represent all outstanding stock options of the Company. No stock options have been given to customers in exchange for business. The CSI – South Carolina employee plan stock options are discussed under “Description of Business—CSI – South Carolina Redemption of Options” on page 40.

Risk Factors, page 11

SEC Comment 7:

Please avoid the generic conclusion you reach in some of your risk factor subheadings that the risk will affect revenues, be unfavorable to us, or that your business will suffer. Instead, replace this language with specific disclosure of how your business and operations would be affected. For example, see risk factors 1, 5, 7, 13 and 25.

January 13, 2006

Response 7:

We have revised the specified risk factor subheadings to more specifically reflect how our business and operations would be affected by events detailed in the particular risk factors.

SEC Comment 8:

Risk Factor 20, on page 16, appears speculative in light of the fact that you currently do not have any active acquisition targets. Please revise this disclosure or, alternatively, advise us why no revision is necessary.

Response 8:

We have revised this risk factor on page 17 to explain that acquisitions are an integral part of our strategic plan.

SEC Comment 9:

You disclose, on page 57, that you license your software through unwritten, implied, nonexclusive licenses. Please include a risk factor describing the potential risks associated with this; in particular, we note that a discussion regarding your ability to enforce license terms and restrict use may be appropriate.

Response 9:

We have included a new risk factor as requested on page 18. It is captioned “Because we generally do not have written software licenses, we must rely primarily on implied licenses and copyrights to protect our software. The enforcement of implied licenses and copyrights may be time-consuming and costly.”

The Selling Stockholder, page 26

SEC Comment 10:

Please revise footnote (2) to the table to specifically state the amount of common stock that assumes the conversion of the common stock or the exercise of the warrants to the maximum permitted by the Certificate of Designation and the warrants.

Response 10:

We have revised the footnote on page 27 as requested.

January 13, 2006

SEC Comment 11:

Please advise us of the nature of the consulting services provided by Robert Steel.

Response 11:

Robert Steel and Kenneth Steel advise the Company on the development of marketing and growth strategies, assist management in evaluating potential acquisition opportunities, and advise the Company on the development and implementation of strategic business plans. This is disclosed under “The Selling Stockholder—Relationship with the Company and Affiliates” on page 28; “Certain Relationships and Related Transactions—Consulting Agreements” on page 89; Note 6 to the Company Audited Financial Statements for the years ended December 31, 2004 and 2003 on page F-10; and Note 5 to the Company’s interim financial statements for the periods ended September 30, 2003 and 2004 on page F-32.

SEC Comment 12:

We note your disclosure on page 27 that suggests that Messrs. Sobel and Steel are independent directors. Please disclose whether you have determined that Messrs. Sobel and Steel are independent directors. Please also include a statement whether these directors are independent from Barron and identify any instances where Barron or its affiliates may directly or indirectly control these directors or where such directors may control Baron.

Response 12:

Mr. Steel is not a director of the company. The requested disclosure is set forth under “The Selling Stockholder—Relationship with the Company and Affiliates” on page 27.

Plan of Distribution, page 28

SEC Comment 13:

On page 30 you disclose that you have “agreed to pay liquidated damages to the selling stockholder in the form of additional shares of preferred stock if the registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted.” Elsewhere in your registration statement, including on page 27, you state that the maximum number of preferred shares that can be issued is 1,082,736. Please clarify whether the registration rights agreement itself caps the shares issuable as liquidated damages. If not, please advise us of the source for the 1,082,736 figure.

January 13, 2006

Response 13:

We have revised our disclosure under “Plan of Distribution” on page 30 and “Description of Business—Registration Rights Agreement” on page 42 to clarify that the maximum number of preferred shares issuable is implicitly capped by the Registration Rights Agreement. Please note that we have received another waiver from Barron as to the required effective date that extends such date until January 31, 2006. Accordingly, the maximum number of shares that may be issued as liquidated damages is now 929,472.

SEC Comment 14:

In your discussion of the registration rights agreement both here and elsewhere, please include disclosure relating to your payment of $50,000 to Barron as consideration for modifying the registration rights agreement. Alternatively, please advise why no disclosure is required.

Response 14:

We have revised our discussion of the registration rights agreement and the related waivers to include disclosure relating to the payment of $50,000 to Barron as consideration for the fourth waiver of the required effectiveness date included in the registration rights agreement. We have also added disclosure describing the most recent waiver, which extended the required effectiveness date to January 31, 2006. This disclosure is set forth under “Plan of Distribution” on page 30 and “Description of Business—Registration Rights Agreement” on page 42.

SEC Comment 15:

We note the disclosure on page 30 regarding indemnification. Please include the disclosure provided by Item 512(e) of Regulation S-B.

Response 15:

We have included disclosure provided by Item 512(e) of Regulation S-B under “Plan of Distribution” on page 30.

Market for Stock, page 31

SEC Comment 16:

We note your disclosure that, as of November 10, 2005, there were 2,631,786 shares of your common stock outstanding. Please clarify whether this figure includes shares owned by officers/directors subject to resale restrictions, or whether the figure represents freely trading securities. If the former, please include a statement disclosing the number of freely traded securities. Alternatively, please advise us why no revision is necessary.

January 13, 2006

Response 16:

We have clarified our disclosure as requested under “Market for Stock” on page 31.

Description of Business, page 31

SEC Comment 17:

The last sentence of the first paragraph on page 34, beginning “[r]evenues from hardware sales...” is unclear. In particular, the clause “traditionally low margin products” appears circular if the clause is being used to explain why hardware sales are at lower margins. Please revise, or advise us why no revision is necessary.

Response 17:

We have revised the referenced disclosure as requested under “Description of Business—Software Applications Segment” on pages 33 and 34.

SEC Comment 18:

On page 35 you disclose that Ms. Hedrick and Ms. Hawkins had worked for Data Management, Inc. and developed an accounting system designed for local governments. Please clarify whether this development was concurrent with their work for Data Management, Inc., or occurred afterwards. If concurrent, please address any Intellectual Property or employment issues in your response to us.

Response 18:

We have provided the requested disclosure under “Description of Business—Initial Development” on page 35.

SEC Comment 19:

On page 37 you disclose that Messrs. Butta and Phillips were introduced to the company as potential directors because of their experience in intellectual property-based businesses. Please include this experience, and its relevance, in their related biographies.

January 13, 2006

Response 19:

As Messrs. Butta’s and Phillips’ business experience is more appropriately characterized as “technology and software based,” we have inserted such description in lieu of “intellectual property based businesses.” This experience is appropriately reflected in their biographies under “Management – Directors and Officers” on pages 82 and 83.

SEC Comment 20:

On page 38 you disclose that you received 5,042,250 from the [p]roceeds from sale of warrants in merger.” Please revise, or advise us why no revision is necessary, to reflect that these proceeds also include the sale of preferred stock.

Response 20:

We have revised the line item to read “Proceeds from sale of preferred stock and warrants in merger.” This disclosure appears under “Description of Business—Summary of Merger and Related Investment Transactions” on page 38.

SEC Comment 21:

In the fifth paragraph on page 42 you state that “[t]o avoid doubt following conferences with the SEC, the parties agreed...” Please modify this language to avoid reference to the SEC as it gives the appearance that the SEC was a “party” to the discussion and/or approved the result.

Response 21:

We have modified the language under “Description of Business—Sale of Preferred Stock and Warrants” on page 41 as requested to remove the reference to the SEC.

SEC Comment 22:

In the second bullet point on page 45 you disclose that the preferred stock purchase agreement provided for liquidated damages in the event that you did not hire a chief financial officer within the specified time-frame. If applicable, please revise your disclosure to address any damages payable in the future in the event that you fail to have a chief financial officer due to resignation etc.

January 13, 2006

Response 22:

The preferred stock purchase agreement between the Company and Barron only provided for the payment of liquidated damages in the event that the Company did not initially hire a chief financial officer within the specified time frame. There is no ongoing obligation to pay liquidated damages in the event the Company is for some time without a chief financial officer, whether due to resignation, death, or otherwise.

SEC Comment 23:

In your discussion of the pre-merger dividend on page 47 you state that the dividend “transaction would not have occurred if the merger were not anticipated.” Please clarify what you mean by this statement. In particular, if the dividend would not have been possible but for Barron’s capital infusion then why isn’t this transaction more properly described as a purchase from an affiliate?

Response 23:

We have revised our discussion of the pre-merger dividend under “Description of Business—Pre-merger Dividend” on page 46 to indicate that while the pre-merger dividend was a condition to the merger and Barron’s investment, it was an independent transaction. Previously, when we indicated that “this transaction would not have occurred if the merger were not anticipated,” we were referring to the payment of the dividend being one of a sequence of anticipated transactions. However, our previous disclosure, although mechanically and procedurally correct, overstated the point. This is because, absent the merger and recapitalization or a similar sale transaction, it was anticipated by the five shareholders of CSI that they would distribute excess cash out of CSI – South Carolina. As disclosed in our prospectus, Joe Black, one of the five, had stated his desire to retire. If CSI – South Carolina had failed to find a buyer for the Company or other exit strategy, it is very likely that the dividend or a similar distribution transaction would have taken place. Please note that at December 31, 2004, prior to the merger and recapitalization, the Company possessed the cash and other financial resources sufficient to have paid a dividend. Also, as it had no bank or institutional borrowings, CSI – South Carolina could presumably have procured a bank line of credit or other credit facility to bolster its liquidity and provide working capital following the payment of such a significant dividend.

As discussed above, the Company had the ability to make the distribution without an investment from Barron. Further, the decision to strip excess cash out of the purchase price equation was made by the CSI – South Carolina and its shareholders independent of any investor or other source of capital. Accordingly, we do not believe it proper to describe the transaction as a purchase from an affiliate.

January 13, 2006

SEC Comment 24:

On page 47 you disclose that the original CSI-South Carolina shareholders receive 2.5 million shares of the surviving company’s common stock with an estimated value of $.6986 per share. This estimated value appears to be based on the price per share paid by Barron for their preferred stock. However, following the merger a market existed for the shares CSI-South Carolina’s shareholders received. Please explain reasoning behind selecting the $.6986 per share value.

Response 24:

As explained in our disclosure under “Description of Business—Summary of Consideration Received by Participants in Merger and Related Transactions” on page 45, the valuation of $0.6986 per share for the new CSI shares received by the former CSI-South Carolina shareholders is a mere estimate. It is based on the cash price paid by Barron for preferred shares (which are convertible into common shares). We believe that this per share value, representing the price paid in an arms-length transaction with a non-affiliate third party, represents the best obtainable approximation of value of the CSI shares received.

We do not believe the “market” price of CSI stock following the merger represents a valid valuation of the CSI stock received. First, the market for our common stock following the merger (and today) includes only 104,882 shares of freely tradable common stock, or approximately 4% of our outstanding common stock. The market is so thin and represents such a small portion of our total common stock that we do not believe it to be a reasonable indicator of the value of the stock received by the former CSI-South Carolina shareholders.

Secondly, per our disclosure, the shares received are restricted shares pursuant to Rule 144 under the Securities Act of 1933, as amended, and may not be sold absent registration or an exemption therefrom. Further, pursuant to the Preferred Stock Purchase Agreement, such shares are subject to contractual restrictions on resale that prohibit their transfer until February 2007. It is customary to discount such restricted stock from the freely tradable market value. Accordingly, we believe the price represented by the Barron purchase to be a more appropriate measure of the value of the common stock received by the five CSI – South Carolina shareholders.

SEC Comment 25:

On page 49 you refer to SQL and state that it refers to “standard query language.” Please verify that this is not supposed to be “structured query language.”

January 13, 2006

Response 25:

Under “Description of Business – G. Products and Services” on page 48, we have replaced the term “standard query language” with “structured query language.”

SEC Comment 26:

We reissue our prior comment 39 in its entirety. In particular, we are looking for greater discussion on the nature of the relationship the company has with these vendors and the material terms of any agreements with these vendors.

Response 26:

In “Description of Business—G. Products and Services” on page 50, we have elaborated on the nature of our relationships with the vendors listed in that section.

SEC Comment 27:

On page 52 you state that “a strong referral base has been key to our success.” Please substantiate your strong referral base, or alternatively, remove the reference.

Response 27:

Under “Description of Business—H. Strategy” on page 51, we have removed the reference to “a strong referral base” and have instead made reference to “repeat business from our existing customer base” for the software applications segment, which we have substantiated.

SEC Comment 28:

In the first paragraph on page 54 under the heading “Expansion of Offerings,” you disclose that you may expand into new areas such as metropolitan wireless networks, etc. If management currently has plans to expand into these areas, please discuss them more fully. If management does not have any plans to offer these services in the near future, please provide a reasonable basis for the statement or remove.

Response 28:

We have revised the disclosure under “Description of Business—Technology” on pages 52 and 53 to include the requested disclosure.

January 13, 2006

Intellectual Property, page 57

SEC Comment 29:

Please expand your discussion of your licensing terms. Without limiting the generality of the foregoing, your discussion should include items such as the duration of the license, the ability to copy and/or share the license, and any restrictions on reverse engineering. Please also discuss how the company enforces its licenses in the absence of a written license agreement. In addition, you should include a discussion of any contracts the company uses in lieu of a license agreement.

Response 29:

We have expanded our discussion of our licensing terms as requested under “Description of Business—M. Intellectual Property” on page 56.

SEC Comment 30:

Please include the percentage of revenues generated from the Federal E-Rate Program in 2003 in your discussion on page 58.

Response 30:

We have provided the requested disclosure under “Description of Business—Federal E-Rate Program” on page 57.

Legal Proceedings, page 59

SEC Comment 31:

We note that you discuss an agreement between CSI – South Carolina and The Geneva Companies, Inc., on page 59. Please advise us of the nature of the initial agreement and confirm whether the agreement has been filed.

January 13, 2006

Response 31:

The purpose of the agreement was for Geneva to provide advisory and other services in order to facilitate a sale or disposition of CSI-South Carolina. Upon the consummation of our merger and recapitalization, Geneva was paid a transaction fee and substantially all duties under the agreement have been performed. The only remaining duties of the parties under the agreement consist of customary indemnification provisions. Accordingly, we do not believe the agreement is material. However, per your request, we have filed it as Exhibit 99.2 to the registration statement.

Management’s Discussion and Analysis, page 61

SEC Comment 32:

Much of your discussion in this section, particularly the overview subsection, repeats your prior discussion in the “Description of Business” section. Please revise to eliminate any duplicative disclosure. Please revise your overview subsection accordingly and focus on providing insight into the company’s challenges and risks of which management is aware and discuss any actions being taken to address the same.

Response 32:

We have revised our overview subsection in order to eliminate duplication and provide the requested disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Challenges of our Business” on page 60.

SEC Comment 33:

On page 67, in your discussion of your acquisition of the Standards Based Lesson Planning software you state that “[t]he software product…and all related rights purchased did not constitute a material addition to our business.” If this discussion is not material, please revise this discussion to indicate the relevance. In a related matter, we note that you have a commission plan and consulting agreement with Eric Levitt related to this software product Please include disclosure, if material, of the commission rates and other amounts payable under the agreement If you have not done so, please file a copy of this agreement.

Response 33:

We have revised the disclosure under “Description of Business—Lesson Planning Software” on page 52 to explain how the Standards Based Lesson Planning Software serves our overall strategy. However, we do not believe such product is financially material to us at this time or will be in the foreseeable future. Accordingly, we have removed the discussion of the lesson planning

January 13, 2006

software from MD&A. We have not filed the commission plan and consulting agreement with Eric Levitt as an exhibit because we do not believe it constitutes a material agreement of the Company.

SEC Comment 34:

Please expand your revenue discussion on page 72 to address why new software sales declined as a result of an increase in support revenue. In addition, please discuss the affect that this will have on future revenue growth.

Response 34:

We have expanded the revenue discussion as requested under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” on page 69.

SEC Comment 35:

In your revenue discussion on page 72 and 73 you mention the addition of new sales persons in the last quarter as well as new sales persons in new geographic areas. Please discuss when management believes that these new employees will have an impact on sales and sales growth.

Response 35:

We have added the requested disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview of Financial Performance” and “—Revenue” on pages 68 and 69.

SEC Comment 36:

In your tabular presentation on page 72 you present a positive balance associated with salaries, wages and benefit related operating expenses. Please confirm whether this means that this category of expenses declined by $592,647 in the nine month period ended September 30, 2005. In addition, please discuss the reason for this variance.

Response 36:

Salaries, wages and benefits (excluding stock option compensation) did decrease by $592,647 during the nine months ended September 30, 2005, primarily due to the absence of senior executive bonuses in 2005. This decrease is disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Information” on page 71.

January 13, 2006

SEC Comment 37:

In the third full paragraph on page 73, you state that reverse acquisition costs included $275,000 in commissions paid to a third-party broker, Liberty Capital LLC. Please describe Liberty Capital’s involvement in the reverse acquisition and describe the structure of its commission, e.g. whether it was a transactional fee. Also disclose whether Liberty Capital is a registered broker-dealer.

Response 37:

We have added the requested disclosure at “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reverse Acquisition Costs” on page 70. We have also revised related disclosure under “Description of Business—Fees Payable to Financial Advisors” on page 46. According to a representative of Liberty Company, LLC, Liberty is a registered broker-dealer, but was acting in the capacity of a finder for Barron in Barron’s investment transaction with CSI.

SEC Comment 38:

Please expand your discussion of interest and other income and expenses on page 75 to discuss the company’s outstanding debt balances, and related interest rates. In addition, please explain the nature of the unrealized loss on warrants.

Response 38:

We have provided the requested disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Interest and Other Income and Expenses” on page 73.

SEC Comment 39:

In the tabular presentation on page 77 you present a $48,000 gain from “Other.” Please explain the nature of this gain. In addition, please explain the items included in the $172,198 “Other miscellaneous” balance on page 78.

Response 39:

The requested disclosure is provided under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Software Applications Segment” on page 75, and under “—Technology Solutions Segment” on page 76.

January 13, 2006

SEC Comment 40:

Given the deterioration in the company’s cash position relative to year-end, please address whether the company believes it will be able to meet its’ debt obligations as they come due. In addition, please discuss the terms of the bank revolving credit agreement, including any covenant violations and their implications to the business.

Response 40:

We have provided the requested disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash From Operating Activities” on page 77 and “—Credit Arrangements” on page 78.

SEC Comment 41:

Please separately address recurring and non-recurring items causing the decline in cash flows from operations for the nine month period ended September 30, 2005 versus 2004.

Response 41:

We have provided the requested disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash From Operating Activities” on page 77. Specifically, we have indicated that the decline in cash flows is attributable to one-time costs related to the reverse acquisition, and have now noted in a separate paragraph that the decline is also due to a decrease in accounts payable and an increase in accounts receivable due to delays in processing in the federal E-Rate Program.

SEC Comment 42:

Please include a discussion of cash generated/used through investing activities for the nine months ended September 30, 2005 and 2004.

Response 42:

Under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash From Investing Activities” on page 77, the third sentence of the section begins the discussion of the investing activities for the two nine-month periods. We have inserted a paragraph break to avoid reader confusion, since there was no significant transition from the immediately preceding discussion of the twelve-month period results.

January 13, 2006

SEC Comment 43:

Please indicate, in your discussion of “Credit Arrangements” on page 80 whether your loan is secured by an interest in your accounts receivable, or merely limited by your accounts receivable. In addition, please describe the nature of the acceleration provisions contained in your agreement, and their potential effect on the company.

Response 43:

We have provided the requested disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Arrangements” on pages 78 through 80.

SEC Comment 44:

On page 80 we note that the company incurred approximately $700,000 in legal and accounting fees related to the merger which they have presented in “Cash from Operating Activities.” Please advise us why the legal expenses related to the financing are not presented in the “Cash from Financing Activities” section.

Response 44:

The $700,000 in legal and accounting fees related to the merger were expensed in accordance with Frequently Requested Accounting and Financial Reporting Interpretations and Guidance issued on March 31, 2001 by accounting Staff members of the Division of Corporate Finance regarding accounting issues in reverse acquisitions. To determine the proper cash flow classification for such expenses, we considered the provisions of Statement of Financial Accounting Standards (SFAS) No. 95, “Statement of Cash Flows,” which states that cash flows from financing activities include obtaining resources from owners, providing returns on investment to owners, borrowing money, repaying amounts borrowed and obtaining or paying for other resources obtained on long-term credit. SFAS No. 95 also states that transactions and other events not defined as either investing or financing activities are, by default, operating activities. The $700,000 of legal and accounting fees that have been incurred relate to the acquisition and merger and the preparation of registration documents. None of these costs were directly associated with obtaining debt or equity financing and, thus, have been classified as operating activities on the cash flow statement.

It should be noted that costs directly associated with obtaining the Company’s line of credit financing arrangement were capitalized, are being amortized to interest expense over the term of the arrangement, and have been classified as a cash use in financing activities on the cash flow statement.

January 13, 2006

SEC Comment 45:

We note your disclosure on page 81 that you have increased your draw on your credit line to $2.6 million from $1.7 million between November 10, 2005 and September 30, 2005. Please explain the reason for this increase.

Response 45:

The primary reason for the increased draw on our credit facility was the result of an increase in accounts receivable due to a delay in receipt of funds due to a processing backlog in the federal E-Rate Program. This disclosure has been provided under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Arrangements” on page 79.

SEC Comment 46:

We noted your disclosure in the last risk factors on page 19, that you identified a significant deficiency. Disclose in detail the nature of the material weaknesses identified in your disclosure and provide a discussion of the effectiveness of your controls and procedures. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. In this regard, also revise to disclose the specific steps that you have taken, if any, to remediate the material weakness and disclose whether you believe that the material weakness still exists at the end of the periods covered in this registration statement.

Response 46:

We have revised the risk factor on page 20 to provide the requested disclosure.

Cash from operating activities, page 79

SEC Comment 47:

Please revise your interim discussion of changes in balance sheet items to discuss why receivables have increased significantly since year-end. Discuss (quantitatively and qualitatively) how the increase has impacted your allowance for doubtful accounts and the related provision, and discuss whether the circumstances you have identified represent a trend that will have a material effect on future operations and liquidity.

Response 47:

We have revised our disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash From Operating Activities” on page 77 to indicate

January 13, 2006

that the increase in accounts receivable is primarily due to a backlog in paperwork processing in the federal E-Rate Program. It has not impacted our allowance for doubtful accounts and we do not believe it will have a significant impact on future operations or liquidity.

Management, page 84

SEC Comment 48:

Please provide more details on the business experience of your management. For example, as a general matter, the disclosure should provide the following for each principal occupation or employment held by management within the last five years, or any longer time period that you voluntarily cover: the name and duties of each position; the entity with which the position was held; the business activities of the entity; and the beginning and ending dates of each position by month and year.

Response 48:

We respectfully submit that the information contained in the “Management” section complies with all requirements of Regulation S-B Item 401 relating to the business experience of our management. We believe that it is consistent with customary disclosure of other companies under that item. However, as requested, we have expanded the biography of each of our executive officers to better describe their duties. This disclosure is set forth under “Management—Directors and Officers” on pages 82 through 84.

Executive Compensation, page 87

SEC Comment 49:

Please revise your tabular presentation of executive compensation to include long term compensation such as awards of restricted stock and/or the sum of number of stock options granted as required by Item 402(b) of Regulation S-B. Please include the tables required by Item 402(c) and (d), as applicable.

Response 49:

Regulation S-B Item 402(a)(5) permits the omission of a table or column if not necessary. There has been no compensation of the type which would require the inclusion of the columns or tables required by Item 402(b), Item 402(c), and Item 402(d) of Regulation S-B. Consequently, we have omitted such tables and columns.

January 13, 2006

Certain Relationships and Related Transactions, page 90

SEC Comment 50:

Under “Consulting Arrangements” on page 91 you disclose that you will enter into an agreement with SCBC Inc. to provide consulting services in exchange for restricted stock “equal to approximately 3.5% of the outstanding common and preferred stock of the Company following the consummation of the merger.” Please clarify this statement, specifically focusing on the nature of the consulting services to be provided, the current status of negotiations, and the reference to a merger.

Response 50:

We have provided the requested disclosure under “Certain Relationships and Related Transactions—Consulting Arrangements” on page 89. Please note that it is now contemplated that the consulting services will be provided by Robert F. Steel and Kenneth A. Steel as individuals, rather than by their corporation, SCBS, Inc.

Description of Securities, page 92

SEC Comment 51:

In the paragraph discussing the board of directors you state “[g]enerally, directors are elected by a plurality of votes...” Please clarify what other means are available for electing directors. Alternatively, remove “generally.”

Response 51:

We have revised the disclosure as requested under “Description of Securities—Board of Directors” on page 90.

SEC Comment 52:

Please revise your discussion of the dividends payable to common shareholders to include any restrictions imposed by your loan agreements. Also, please clarify whether the preferred stock agreement with Barron contains similar restrictions on dividends. Currently it appears as if the restrictions applicable to the common stock are addressed in the preferred stock discussion.

January 13, 2006

Response 52:

The requested disclosure has been provided under “Description of Securities—Common Stock” on page 90.

SEC Comment 53:

On page 93 you disclose that “[s]hareholders do not have preemptive rights to acquire additional shares of stock...” However on page 45 you disclose that both Barron and the five former shareholders of CSI-South Carolina have the right to participate in any subsequent financings at 80% of the offering price as long as the preferred shares remain outstanding. Please revise your “Description of Securities” discussion to address this point.

Response 53:

The requested disclosure has been provided under “Description of Securities—Preemptive Rights” on page 91.

SEC Comment 54:

Please clarify your statement on page 95 that each warrant issued to Barron is exercisable for half of such shares. Does this mean that a warrant could be exercised to purchase approximately 3.6 million shares? In addition, does the 4.9% restriction effectively prevent them from exercising the warrant – or has the company agreed to forego the restriction if Barron resells immediately following conversion? Please disclose the date that the warrants will expire.

Response 54:

We have provided the requested disclosure under “Description of Securities—Warrants” on page 93. Except for the acquisition circumstances noted, in no event may Barron exercise the warrants so as to exceed the 4.9% limitation. The Company has not entered into any agreement with Barron to forego the restriction.

SEC Comment 55:

Please clarify whether the preferred shares and warrants held by Barron are subject to transfer restrictions. If so, please advise us of the nature of these restrictions.

January 13, 2006

Response 55:

The requested disclosure has been provided under “Description of Securities—Preferred Stock” and “—Warrants” on pages 93 and 94. As discussed therein, the preferred stock and warrants are subject to restrictions on transfer relating to federal and state securities registration requirements. They are otherwise transferable.

Financial Statements

Summary financial information pages 7-10

SEC Comment 56:

We note that you have included several non –GAAP financial measures and note the following issues:

•	Per share data other than that relating to net income (i.e. other than basic and diluted earnings (loss) per share) is not appropriate and should be removed.

•	You have presented pro forma net income (loss) before special items, pro forma shareholders’ equity and warrant liability, and pro forma cash flow from operations by eliminating or smoothing certain items. Adjustments to eliminate or smooth items and presentation of such pro forma measure of performance are not appropriate since different unusual items are likely to occur every period and companies and investors may differ as to what types of events warrant adjustment. Accordingly, such pro forma measures of performance should be removed.

•	Although non-GAAP measures can be useful in some circumstances (for example, when used as a liquidity measure), these measures can be confusing and lead to undue reliance by investors. We believe such measures, as presented, could be indicative of greater authority or prominence than conventionally computed earnings or cash flows as reported in the GAAP financial statements. Please refer to the requirements in Item 10 of Regulation S-B. In an effort to assist you in this regard relating to the conditions for use of non-GAAP financial measures, please refer to the Commission Release No. 33-8176 which may be found on the Commission’s website at: htip://www.sec.gov/rules/final/33-8176.htm. Please advise or revise your filing to remove all such references to non-GAAP measures.

January 13, 2006

Response 56:

The Commission Release No. 33-8176 which is found on the Commission’s website at http://www.sec.gov/rules/final/33-8176.htm specifically states:

a. With regard to the EPS:

“These items will not include a prohibition on “non-GAAP per share measures” in documents filed with the Commission” [emphasis added by us]

b. With regard to the items included in the non-GAAP performance measures:

“The prohibition on adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur will make clear that such an adjustment is prohibited only when (1) the nature of the charge or gain is such that it is reasonably likely to recur within two years, or (2) there was a similar charge or gain within the prior two years”

We have several reasons which we believe justify the disclosure we have made, not the least being that we were uncomfortable with the fact the EITF did not adequately address our particular situation, and forced us to record a liability of more than $7,000,000, and a significant charge to net income, while the maximum liquidated damages penalty (prior to our renegotiation of the payment in cash to preferred stock) would not have exceeded $2,000,000 payable in cash. We were uncomfortable because recording such a large liability and its impact on profit and loss did not fit the economic reality of a much smaller maximum payout, which would not have exceeded the amount of proceeds of the sale of preferred stock and warrants. The other reasons follow:

1.

The transaction was contemplated just prior to the release of an EITF, which resulted in substantially different accounting treatment than either of the parties to the transaction anticipated. Additionally, the Company renegotiated with the parties to the transaction and amended practically all its documents including documents of incorporation and documents relating to the transaction to eliminate the accounting treatment which resulted in a substantial charge to the income statement and the recording of a substantial liability and resulting substantially negative balance in equity. These results were not planned nor could they have been anticipated by the parties to the transaction. In order to reflect the original intent of the parties to the transaction, and in consideration of the fact that the net result of these charges will not reoccur in subsequent periods, including the next two years, and did not occur in the prior two years, the Company feels it prudent to alert investors of the unusual nature of these items. In particular, we believe it important to point out to a reader of the summary financial data table the gains and losses on the warrants, and their impact on comparables which are stated in the summary financial data

January 13, 2006

table because these gains and losses will cease to exist shortly into the fourth quarter and thereafter due to the amendments to our corporate documents and the registration rights agreement, as disclosed in our financial statements and MD&A. This fact has been disclosed in the summary financial data table as the reason for the non-GAAP financial disclosure.

2.	The reverse merger is not the traditional method of going public. In a traditional IPO, the costs of going public and registering the initial securities for sale are netted against the proceeds of the offering. In the reverse merger, these costs are run through the profit and loss statement. With this in mind, we believe it is prudent to point out to investors the impact of this difference in accounting on the financial results of our business as a result of becoming public via a less traditional method. We have revised our disclosure to specifically state this as a reason for the non-GAAP financial measure. Not including it was our prior oversight.

3.	The substantial negative equity will disappear in the next subsequent period. We believe it is inappropriate to have an investor relying on a current condition in the balance sheet which might cause the potential investor to make a different decision with regard to investing in the company, which will then in the next period be significantly adjusted. We also believe that the financial data table is one of the tools used by investors to evaluate the performance of the business. We also note that, while it is not required reporting under regulation SB, it was at the urging of the SEC that we added selected financial data. While the reasons for the unusual treatment and elimination are disclosed throughout the remainder of the financial information contained in the SB-2, including the financial statements, we believe this information needs to be prominent in the summary financial data section. In particular, we believe it important that the result of unintended accounting that is the result of a rules based, rather than principles based accounting approach, be appropriately highlighted.

Other Expenses of Issuance and Distribution, page II-3

SEC Comment 57:

Please include a statement indicating that the company will pay all of the expenses associated with the issuance or, if the selling security holder will pay the expenses, a statement to that effect. Your attention is directed to Item 511(a).

Response 57:

We have provided the requested disclosure under “Item 25. Other Expenses of Issuance and Distribution” on page II-3.

January 13, 2006

Recent Sales of Unregistered Securities, page II-3

SEC Comment 58:

We note your disclosure on page II-4 that you issued 750,000 shares to Jackson Steinem, Inc. on December 30, 2004 as compensation for services. Please advise us of the nature of these services, including whether Jackson Steinem, Inc., has played any role in your financing activities. In addition, please discuss whether they continue to provide services to the company and on what terms.

Response 58:

Under “Item 26. Recent Sales of Unregistered Securities” on page II-3, we have provided additional disclosure. Jackson Steinem played no role in our February 2005 merger and recapitalization and since January 31, 2005 has not been engaged by, or provided services to, the Company.

SEC Comment 59:

Please update your discussion of the preferred stock sale to Barron to reflect the modifications subsequently made, specifically, that the 4.9% cannot be unilaterally waived by Barron.

Response 59:

We have provided the requested disclosure under “Item 26. Recent Sales of Unregistered Securities—Sale of Series A Convertible Preferred Stock” on page II-3.

SEC Comment 60:

Please describe any transactions in which the company has issued options as required by Item 701 of Regulation S-B.

Response 60:

The Company has issued no options since its February 2005 merger and recapitalization. In the merger, the Company assumed options previously granted to non-executive employees under CSI – South Carolina’s option plan as disclosed under “Description of Business—CSI – South Carolina Redemption of Options” on page 40 and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Summary of Merger Transactions” on page 63. These are our only stock options outstanding, and none have yet been exercised.

January 13, 2006

Power of Attorney

SEC Comment 61:

Please verify that the list of appointees in the first paragraph, including Joe G. Black, is current.

Response 61:

We have had the appropriate parties execute new powers of attorney which replace Joe G. Black with David B. Dechant.

Form 8-K, filed September 21, 2005

SEC Comment 62:

Under Item 3.03 we note that the Amendment to Certificate of Incorporation was by non-unanimous written consent. Please advise us of the nature of this dissent.

Response 62:

The amendment to the Certificate of Incorporation was accomplished by non-unanimous written consent, as is permitted under the General Corporation Law of the State of Delaware. There was no dissent to the corporate action and we sent a notice to stockholders of such action as required under Delaware law.

Financial Statements for the years ended December 31, 2004 And 2003

Statement of stockholders’ equity, F-5

SEC Comment 63:

We noted your disclosures regarding the merger of CSI and VBYR on F-26 (Note 2 — Acquisition and Merger). The transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization; which is considered by the Staff to be capital transaction. Accordingly, the amount of net consideration paid to the former shareholders of VBYR ($415,024) in excess of the net assets acquired and par value of the common stock received should be charged to additional paid in capital. This adjustment should be retroactively applied and equity restated to reflect the effect of the exchange established in the merger. Accordingly, please revise the financial statements or tell us how your accounting is appropriate and cite the specific accounting literature that you used to support your accounting treatment.

January 13, 2006

Response 63:

By charging the $415,024 to additional paid in capital, we are creating a debit balance in additional paid in capital, which we discussed with the Commission’s accounting reviewer. Pursuant to this comment and the reviewer’s confirmation of such accounting treatment, we have reclassified the charge for the net consideration paid to the former shareholders of VBYR from retained earnings (deficit) to additional paid in capital. We cannot determine the appropriate accounting guidance to support this treatment. Pursuant to our discussion with Commission’s accounting reviewer, such reclassification has only been made in the current period (interim financial statements for the nine months ended September 30, 2005 and 2004) as retroactive restatement for this cash payment is not required.

Notes to financial statements

Note 6 – Commitments, F-10

SEC Comment 64:

We noted the various legal proceedings and related contingencies, as discussed on F-31, occurred before the audit report date. Accordingly, the audited financial statements for the year ended December 31, 2004 should include such disclosures. Please revise and confirm to us that the revised disclosures are audited.

Response 64:

Disclosures regarding the various legal proceedings and related contingencies discussed on F-31, which occurred between the original report date of January 30, 2005 on our audited financials statements and the reissued report date of October 21, 2005, have been added to Note 6 – Commitments. In addition, we have included pertinent details on events, such as the settlement of the Integrated Tek Solutions, Inc. lawsuit, that have occurred subsequent to the October 21, 2005 report date relative to these proceedings. The revisions to Note 6 - Commitments have been audited by our Independent Registered Public Accounting Firm and their report has been dual dated for these additional, pertinent disclosures.

January 13, 2006

Note 10 - Segment information, F-12

SEC Comment 65:

Please revise to include disclosures required by SFAS 131, paragraphs 31 and 32. Your disclosure should include an explanation of the measurements of segment income, assets and operating income and reconciliations to your consolidated statements of income and balance sheets. Please expand MD&A to include all significant reconciling items separately identified and described necessary to an understanding of the business and the segment information.

Response 65:

We have revised the footnote to meet the requirement.

Note 11 – Concentration of credit risk, F-13

SEC Comment 66:

We note your disclosures regarding key suppliers and customers on pages 55 and 56. Please disclose your dependence on major customers and suppliers. In this regard please include concentration of sales, receivables, purchases and payables for all the periods presented. Please refer to Statements of Position (SOP) 94-6: “Disclosure of Certain Significant Risks and Uncertainties” and to Paragraph 39 of SFAS 131.

Response 66:

In addition to the concentration in receivables already disclosed in Note 12 – Concentration of Credit Risk, we have added information regarding concentrations in sales, purchases and accounts payable as of December 31, 2004 and 2003 and for each of the years then ended. These revised disclosures regarding our dependence on major customers and suppliers are in accordance with SOP 94-6 and Paragraph 39 of SFAS No. 131.

Interim financial statements for the nine months ended September 30 2005 and 2004

General

SEC Comment 67:

Please revise the interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

Response 67:

The interim financial statements for the nine months ended September 30, 2005 and 2004 have been revised, as appropriate, to conform to the changes made in the annual financial statements as

January 13, 2006

a result of the Comments #63 - #66. In particular, the net consideration of $415,024 paid to the former shareholders of VBYR has been reclassed from a charge to retained earnings (deficit) to a charge against additional paid in capital (see Comment #63). We believe our disclosures relative to commitments, segments and concentration of credit risk are adequate based on the disclosure requirements for interim financial statements as required in Item 310 of Regulation S-B.

Note 5- Commitments and contingencies, F-31

SEC Comment 68:

The amount of damages claimed under Integrated Tek Solutions Lawsuit ($60 Million) is not consistent with the disclosure ($30 - $45 Million range) in Legal proceedings, page 59. Please revise as appropriate.

Response 68:

Note 5 has been revised as requested, and further reflects the settlement of the lawsuit with Integrated Tek Solutions.

SEC Comment 69:

We noted your disclosures regarding various lawsuits. Please disclose the amounts accrued in your financial statements regarding the lawsuits disclosed and the basis for such determination. If it is reasonably possible that the outcome of uncertainties may result in a liability exceeding the liability accrued in the financial statements by a material amount, revise to include disclosures of the range of reasonably possible loss or a clear statement that a range cannot be estimated as required by paragraph 10 of SFAS 5. Evaluation of the materiality of the additional loss should include consideration of the pro forma effect on the financial statements as if the amount of unrecognized but reasonably possible loss had been incurred as of the latest balance-sheet date and were to be recognized fully in the most recently completed period. You should consider and disclose in MD&A the effect of such a pro forma provision on stockholders’ equity, debt covenants, commonly used financial ratios, and other analyses that would be material to an investor.

Response 69:

As of September 30, 2005, no amounts were accrued in the financial statements as it was not reasonably possible at such time to estimate the outcome of this uncertainty. We have added this disclosure to Note 5.

January 13, 2006

Note 6 - Financial instrument. F-32

SEC Comment 70:

We noted that you used the Black Scholes pricing model to determine the fair value of the warrants. Please revise to disclose the assumptions utilized within the model including a brief discussion on how the assumptions were determined.

Response 70:

We have added the requested disclosure to Note 6.

Form 10-QSB for the Quarterly Period ended September 30, 2005

Item 3 - Controls and procedures, page 37

SEC Comment 71:

We noted your disclosure concludes that your disclosure controls and procedures were effective, except with regard to a material weakness in internal control over financial reporting. This disclosure (i.e. except for) is not appropriate and should be revised to state whether your disclosure controls and procedures were effective or ineffective. Please revise to ensure your disclosures accurately identify the following:

•	The nature of the material weakness,

•	The impact on financial reporting and control environment,

•	Management’s remediation plan, and

•	Consider revising MD&A disclosure, as appropriate.

Response 71:

As requested, we will amend our Form 10-QSB for the quarterly period ended September 30, 2005, to revise as requested, our disclosure concerning the effectiveness of disclosure controls and procedures.

Other exchange act filings

SEC Comment 72:

Revise your Form 10-KSB for the year ended December 31, 2004 and any subsequent interim filings to comply with the comments above as applicable.

January 13, 2006

Response 72:

We have amended our Form 10-KSB for the year ended December 31, 2004 to comply with your comments. Further, we intend to amend, as appropriate, our Forms 10-QSB for the first, second and third quarters of 2005 to comply with applicable comments received.

SEC Comment 73:

Please note for future reference, when circumstances arise where management (or others) determines that financial statements (whether interim or annual) can no longer be relied upon, you should consider (as soon as the determination is made) the need to file an 8-K (Item 4.02). Please refer to the Form 8-K. rules and instructions.

Response 73:

In lieu of filing a separate Form 8-K disclosing that our previously issued financial statements can no longer be relied upon, we included such disclosure in our Form 10-QSB for the period ended September 30, 2005. It is our current understanding that the Commission staff, in a Frequently Asked Question, has stated that such disclosure should always be made on Form 8-K. The Company will strive to comply with this filing requirement in the future, as applicable.

Other Regulatory

SEC Comment 74:

Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

Response 74:

A current consent of Elliott Davis, LLC, our independent auditor, is included as Exhibit 23.1.

* * * *

January 13, 2006

If you have any questions or need further information regarding the enclosed filing or the responses to the comments contained in this letter, please contact the undersigned at (864) 240-2494. For convenience, we are providing courtesy copies of this letter and a blacklined copy of the Registration Statement amendment to Messrs. Jay Williamson and Raj Rajan.

Best regards,

/s/ William L. Pitman William L. Pitman
Leatherwood Walker Todd & Mann, P.C.

WLP/pgn
cc:	Jay Williamson
Raj Rajan
Nancy K. Hedrick
David B. Dechant
Richard L. Few, Jr., Esq.
Enclosures

COMMENT 1 SUPPLEMENT

Press Release found at:

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CSWI — Computer Software Innovations, Inc.

Com ($0.001)

COMPANY NEWS AND PRESS RELEASES FROM OTHER SOURCES:

Emerging Stock Report: Excellence in Education Software

Could Lead To Excellence in Business

Oct 14, 2005 (M2 PRESSWIRE via COMTEX) — Education is a huge part of the U.S. economy, with approximately $780 billion being spent. The Emerging Stock Report is initiating coverage on Computer Software Innovations, Inc. (CSI) (OTCBB:CSWI) up 71.7% today CSI was recognized as one of three national finalists for the Education Solution Provider of the Year award. The award was announced at the XChange Government Integrator event held July 13 and 14 in Washington, DC to honor excellence in the creation and delivery of IT Solutions in the education sector.

“It is such an honor to be recognized in one of our main areas of expertise. Being nominated as an Education Solution Provider of the Year shows our commitment to the Education Sector and our continuing effort to offer solutions that really work for our customers”, stated Beverly Hawkins, Vice President of Support Services for CSI.

Computer Software Innovations, Inc. (OTCBB: CSWI) is a leading developer of software applications for education and local government organizations and a leading provider of technology solutions including network infrastructure and security, Internet based telecommunications and surveillance, and visual communication. By strategically combining its proprietary fund accounting software with its technology solutions division, the company has been successful in providing solutions for over 400 clients located in the Southeast.

As e learning continues to attract more students and the market rapidly expands this company is well positioned to capitalize on its skills and could realize significant growth.

Ian Birrell

The Emerging Stock Report profiles emerging growth companies and brings them to the attention of the investment community ahead of the market providing concise analysis and resources required in determining when a stock appears poised for growth.

Get a Complimentary Subscription at www.emergingstockreport.com for your complimentary subscription.

Subscribers have access to investment research reports, tools for tracking and analyzing, current news, detailed company profiles and ESR “E-Alert” Services. ESR produces comprehensive, timely and dependable research available on the Internet.

Safe Harbor

All material herein was prepared by the Emerging Stock Report (ESR) www.emergingstockreport.com based upon information believed to be reliable. The information contained herein is not guaranteed by ESR to be accurate, and should not be considered to be all-inclusive. The companies that are discussed in this opinion have not approved the statements made in this opinion. This opinion contains forward-looking statements that involve risks and uncertainties. This material is for informational purposes only and should not be construed as an offer or solicitation of an offer to buy or sell securities. ESR is not a licensed broker, broker dealer, market maker, investment banker, investment advisor, analyst or underwriter. Please consult a broker before purchasing or selling any securities viewed on or mentioned herein. ESR may receive compensation in cash or shares from independent third parties or from the companies mentioned.

ESR’ s affiliates, officers, directors and employees may also have bought or may buy the shares discussed in this opinion and may profit in the event those shares rise in value. ESR will not advise as to when it decides to sell and does not and will not offer any opinion as to when others should sell; each investor must make that decision based on his or her judgment of the market.

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. “Forward-looking statements” describe future expectations, plans, results, or strategies and are generally preceded by words such as “may”, “future”, “plan” or “planned”, “will” or “should”, “expected,” “anticipates”, “draft”, “eventually” or “projected”. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, and other risks identified in a companies’ annual report on Form 10-K or 10-KSB and other filings made by such company with the Securities and Exchange Commission.

You should consider these factors in evaluating the forward-looking statements included herein, and not place undue reliance on such statements. The forward-looking statements in this release are made as of the date hereof and ESR undertakes no obligation to update such statements

CONTACT: Ian Birrell e-mail: ian@emergingstockreport.com

M2 Communications Ltd disclaims all liability for information provided within M2 PressWIRE. Data supplied by named party/parties. Further information on M2 PressWIRE can be obtained at http://www.presswire.net on the world wide web. Inquiries to info@m2.com.

(C) 1994-2005 M2 COMMUNICATIONS LTD

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3DUS%26Story%3D20050211/042u1323.xml%26Symbol%3DTNXT+%22computer+software+innovations%22+emerging+stock&hl=en

Emerging Stock Report: Emerging Stock Report: ESR Stock Pick TNXT Up

Over 100% In Ten Days ( )

Feb 11, 2005 (M2 PRESSWIRE via COMTEX) — The Emerging Stock Report initiated coverage on February 1/05 on TNX Television Holdings, Inc.(OTCBB:TNXT) when the stock was approximately $0.12. Since then it has risen over 100% on strong volume. We reported then that The Company had developed and will be installing the UK’s first nationwide commercially operated TV channel specifically developed for commuter trains. The “TNX Network” has been developed to improve train passenger journeys, in response to market research which indicated over 80% of passengers who experienced the network wished to see it installed on trains.

The TNX Network will be funded through advertising and sponsorship, and their target is ultimately to reach most of the 900 million annual train passenger journeys in the UK, and will expand into other international markets. TNX now has contracts covering 40% of the UK commuter train market and about 45% of the important London market.

The Emerging Stock Report believes that TNXT is an issue with tremendous potential but has been held back by “unimaginative” management. The recent appointment of Peter Cuneo as its Vice Chairman should provide a needed catalyst to propel The Company to a much higher valuation.

It seems that prediction was accurate. the Emerging Stock Report will continue to monitor the company’s progress and report to astute investors on this and other emerging growth companies.

Sleeper Shells (That could awaken!) VerticalBuyer Inc. (OTCBB:VBYR) is principally engaged in the development of Internet sites designed to exploit Business-to-Business e-commerce opportunities within the global commercial electrical and lighting markets. The Company operates two wholly-owned subsidiaries, Lightseek Limited and Litech Limited, both U.K. companies.

The first vertical portal the Company has developed is for the commercial lighting industry. The Company’s news portal, http://www.lightseek.com, is an Internet database where buyers, such as electrical contractors, lighting designers, or architects can search for product information from suppliers of commercial lighting products

The Company recently announced that Computer Software Innovations, Inc. (CSI) has entered into a Stock Purchase Agreement to acquire 13,950,000 (77%) of the Company’s common stock in contemplation of a merger. CSI develops fund accounting software applications and provides network integration solutions for local government and education. CSI serves clients located in South Carolina, North Carolina and Georgia, consisting primarily of schools (K through 12 and higher education).

Look for a new trading symbol — CSWI.

Brent Gushowaty: Emerging Stock Report http://www.emergingstockreport.com

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All material herein was prepared by the EmergingStockReport.com, (ESR) based upon information believed to be reliable. The information contained herein is not guaranteed by ESR to be accurate, and should not be considered to be all-inclusive. The companies that are discussed in this opinion have not approved the statements made in this opinion. This opinion contains forward-looking statements that involve risks and uncertainties. This material is for informational purposes only and should not be construed as an offer or solicitation of an offer to buy or sell securities. ESR is not a licensed broker, broker dealer, market maker, investment banker, investment advisor, analyst or underwriter. Please consult a broker before purchasing or selling any securities viewed on or mentioned herein. ESR may receive compensation in cash or shares from independent third parties or from the companies mentioned.

ESR’s affiliates, officers, directors and employees may also have bought or may buy the shares discussed in this opinion and may profit in the event those shares’ rise in value. Market commentary provided by Jason Ashdown ESR will not advise as to when it decides to sell and does not and will not offer any opinion as to when others should sell; each investor must make that decision based on his or her judgment of the market.

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. “Forward-looking statements” describe future expectations, plans, results, or strategies and are generally preceded by words such as “may”, “future”, “plan” or “planned”, “will” or “should”, “expected,” “anticipates”, “draft”, “eventually” or “projected”. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, and other risks identified in a companies’ annual report on Form 10-K or 10-KSB and other filings made by such company with the Securities and Exchange Commission.

You should consider these factors in evaluating the forward-looking statements included herein, and not place undue reliance on such statements. The forward-looking statements in this release are made as of the date hereof and ESR undertakes no obligation to update such statements.

CONTACT: Jason Ashdown Tel: +1 604 418 3909 Brent Gushowaty e-mail: opportunity@emergingstock.com WWW: http://www.emergingstockreport.com

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